CUSIP NO. 45765Y105	Page 1 of 16 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)

INSIGNIA SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value of $0.01 per share

(Title of Class of Securities)

45765Y105

(CUSIP Number)

Air T, Inc.
5930 Balsom Ridge Rd.
Denver, North Carolina 28037
Telephone: (828) 464-8741

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

- with copy to-

Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

November 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 45765Y105	Page 2 of 16 Pages

1		NAME OF REPORTING PERSON Air T, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,409,742
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,409,742
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,409,742
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 45765Y105	Page 3 of 16 Pages

1		NAME OF REPORTING PERSON Groveland Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 422,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 422,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45765Y105	Page 4 of 16 Pages

1		NAME OF REPORTING PERSON AO Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,432
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP NO. 45765Y105	Page 5 of 16 Pages

1		NAME OF REPORTING PERSON AO Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,432
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,432
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,432
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45765Y105	Page 6 of 16 Pages

1		NAME OF REPORTING PERSON Glenhurst Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 80,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO. 45765Y105	Page 7 of 16 Pages

1		NAME OF REPORTING PERSON Nicholas J. Swenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 92,168(1)
	8	SHARED VOTING POWER 448,432(2)
	9	SOLE DISPOSITIVE POWER 92,168(1)
	10	SHARED DISPOSITIVE POWER 448,432(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)  Comprised of 12,618 shares held in his name, and the 80,000 shares held by Glenhurst Co.
(2)  Comprised of the 422,000 shares held by Groveland Capital LLC, and the 26,432 shares held by AO Partner I, L.P.

CUSIP NO. 45765Y105	Page 8 of 16 Pages

Amended and Restated Schedule 13D

Item 1. Security and Issuer.

This Amended and Restated Schedule 13D (the "Amended Schedule 13D" or "Statement") relates to shares of the Common Stock, par value $0.01 per share (the “Common Stock”), of Insignia Systems, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8799 Brooklyn Blvd., Minneapolis, MN 55445.

Nicholas J. Swenson is the Chief Executive Officer of Air T, Inc., a Delaware corporation (“Air T”). Mr. Swenson also serves as a director of Air T. By virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T, and by virtue of Mr. Swenson’s control of the Swenson Group (as defined below), Air T and the Swenson Group may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, Air T and the Swenson Group expressly disclaim membership in a group, as Mr. Swenson does not possess voting or dispositive power over the shares of Common Stock held by Air T.

With regard to Groveland Capital LLC (“Groveland Capital”), AO Partners I, L.P. (“AO Partners Fund”), AO Partners, LLC (“AO Partners”), Glenhurst Co. (“Glenhurst”) and Nicholas J. Swenson (collectively, the “Swenson Group”), this Schedule 13D relates to Common Stock of the Issuer held by the Swenson Group. Mr. Swenson is the Managing Member of Groveland Capital and may direct Groveland Capital as to the vote and disposition of the shares of Common Stock it holds. Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, and has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund. Mr. Swenson is the sole owner of Glenhurst, and he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.

The securities reported herein as being beneficially owned by Air T do not include any securities held by any member of the Swenson Group. The securities reported herein as being beneficially owned by the Swenson Group do not include any securities held by Air T.

Item 2.	Identity and Background.

(a) This Amended Schedule 13D is being filed jointly by Air T and the Swenson Group.

The parties identified in the list below constitute the “Swenson Group”:

•	Groveland Capital LLC, a Delaware limited liability company.
•	AO Partners I, L.P., a Delaware limited partnership.
•	AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners Fund.
•	Glenhurst Co., a Minnesota corporation.

CUSIP NO. 45765Y105	Page 9 of 16 Pages

•	Nicholas J. Swenson as the Managing Member of Groveland Capital and AO Partners; as the sole owner of Glenhurst; and as an individual beneficially owning shares of Common Stock in his own name.
Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto.  The Reporting Persons are filing this Amended Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Exchange Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(a) – (c)  This statement is filed by Mr. Swenson, with respect to the shares of Common Stock beneficially owned by him, as follows:  (i) shares of Common Stock held in the name of AO Partners Fund in Mr. Swenson’s capacity as Managing Member of AO Partners; (ii) shares of Common Stock held in the name of Groveland Capital in Mr. Swenson’s capacity as the Managing Member of Groveland Capital; (iii) shares of Common Stock held in the name of Glenhurst in Mr. Swenson’s capacity as the sole owner of Glenhurst; and (iv) in Mr. Swenson’s capacity as an individual beneficially owning shares of Common Stock in his own name.

The principal business address of each of AO Partners Fund, AO Partners, Groveland Capital, Glenhurst and Mr. Swenson is 3033 Excelsior Blvd., Suite 560, Minneapolis, MN 55416.  Each of AO Partners Fund, AO Partners, Groveland Capital and Glenhurst are engaged in various interests, including investments.  The principal occupation of Mr. Swenson is serving as the President, Chief Executive Officer and Chairman of the board of directors of Air T. Mr. Swenson is also a private investor and the founder and managing member of Groveland, and the managing member of AO Partners, which is the general partner of AO Partners Fund.

The principal business address of Air T is 5930 Balsom Ridge Road, Denver, North Carolina 28037. The principal business of Air T is serving as a diversified holding company providing overnight air cargo, aviation ground equipment, ground support services, printing equipment and maintenance, commercial jet engines and parts, and leasing services.

Information regarding the identity and background of each executive officer and director of Air T is set forth on Schedule A to this Amended Schedule 13D. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen.

(d) None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Swenson is a citizen of the United States of America.

CUSIP NO. 45765Y105	Page 10 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, excluding brokerage commissions, was approximately $8,503,491 in the aggregate. The source of these funds was working capital or personal funds, as applicable.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Amended Schedule 13D, none of the Reporting Persons currently has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interests in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 3,905,342  shares of Common Stock, which represents approximately 32.3% of the Company’s outstanding shares of Common Stock.  The following list sets forth the aggregate number and percentage (based on 12,235,140 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2020) of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2.

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Air-T(1)	3,409,742	27.9%
Groveland Capital (2)	422,000	3.4%
AO Partners Fund	26,432	0.2%
AO Partners (3)	26,432	0.2%
Glenhurst Co. (4)	80,000	0.7%
Nicholas J. Swenson (5)	540,600	4.4%

(1)	Air T has sole voting and dispositive power with regard to the shares of Common Stock that it holds. Mr. Swenson serves on the Board of Directors of Air T and is the Chief Executive Officer of Air T.
(2)
Groveland Capital is an investment adviser and has voting and dispositive power with regard to the shares of Common Stock. Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital. Therefore, Groveland Capital may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by Groveland Capital.

CUSIP NO. 45765Y105	Page 11 of 16 Pages

(3)
AO Partners is the General Partner of AO Partners Fund and, as General Partner, has voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund. Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners. Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

(4)	Because Mr. Swenson is the sole owner of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.
(5)
Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund. Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital, including the voting and disposition of shares of Common Stock held in the name of Groveland Capital. Because Mr. Swenson is the sole owner of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.

(b) Air T has the sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by Air T. The voting and dispositive power of the Swenson Group and its members is described on their cover pages hereto and in Item 5(a), all of which are incorporated into this response by reference.

(c) Set forth below are all of the transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

Date	Number of Shares Purchased or (Sold)	Price Per Share (Average Price Per Share as Noted by *)	Where and How Transaction Effected and Party
11/12/2020	26,432	$0.90	Open Market by AO Partners Fund
11/12/2020	30,000	$08837	Open Market by Glenhurst
11/12/2020	50,000	$0.895	Open Market by Glenhurst
10/27/2020	(100,000)	$1.3628	Open Market by Air T

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

CUSIP NO. 45765Y105	Page 12 of 16 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Information set forth in Item 4 is incorporated herein by reference.
Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amended Schedule 13D.
With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  Mr. Swenson is indemnified by AO Partners Fund, AO Partners, Groveland Capital and and Glenhurst for liabilities he may incur in connection with his duties for the Swenson Group.
Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement.

CUSIP NO. 45765Y105	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 16, 2020

AIR-T, INC. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Chief Executive Officer
GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member

CUSIP NO. 45765Y105	Page 14 of 16 Pages

GLENHURST CO. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Sole Owner
/s/ Nicholas J. Swenson Nicholas J. Swenson

CUSIP NO. 45765Y105	Page 15 of 16 Pages

Schedule A
Identity and Background of Executive Officers of Air T, Inc.

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Nicholas J. Swenson	5930 Balsom Ridge Road Denver, NC 28037 5000 West 36th Street, Suite 130 Minneapolis, MN 55416	President and Chief Executive Officer Air T, Inc. 5930 Balsom Ridge Road Denver, NC 28037 Managing Member Groveland Capital LLC 5000 West 36th Street, Suite 130 Minneapolis, MN 55416

Brian Ochocki	5930 Balsom Ridge Road Denver, NC 28037	Chief Financial Officer, Principal Accounting Officer and Treasurer Air T, Inc. 5930 Balsom Ridge Road Denver, NC 28037

Identity and Background of Directors of Air T, Inc.:

Name	Business Address	Present Principal Occupation and Name, Principal Business and Address of any Organization in which such Employment Is Conducted

Nicholas J. Swenson	See above.	See above.

Raymond E. Cabillot	5930 Balsom Ridge Road Denver, NC 28037
Chief Executive Officer
Farnam Street Capital, Inc.
5850 Opus Parkway
Pondview Plaza, Suite 240
Minnetonka, MN 55343

Farnam Street Capital, Inc. is the general partner of Farnam Street Partners L.P., a private investment partnership.

CUSIP NO. 45765Y105	Page 16 of 16 Pages

William R. Foudray	5930 Balsom Ridge Road Denver, NC 28037	Executive Vice President Vantage Financial, LLC 444 Second Street Excelsior, MN 55331 Vantage Financial, LLC is an equipment leasing and finance company.

Gary S. Kohler	5930 Balsom Ridge Road Denver, NC 28037
Chief Investment Officer, Portfolio Manager and
Managing Partner
Blue Clay Capital Management, LLC
5000 West 36th Street, Suite 115
Minneapolis, MN 55416
Blue Clay Capital Management, LLC is an investment management firm.

Peter McClung	5930 Balsom Ridge Road Denver, NC 28037
Chief Executive Officer
The Jump Group, LLC
808 Main Street
Grandview, MO 64030
The Jump Group, LLC is a joint venture technology company with welcometoseven.com, a full-service branding agency of which Mr. McClung is a founder, and venture capital investors.

Travis Swenson	5930 Balsom Ridge Road Denver, NC 28037
Global Head of Client Accounting Services
WeWork
115 W. 18th Street
New York, NY 10011

WeWork is a commercial real estate company that provides flexible shared workplaces for entrepreneurs and companies.

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, $0.01 par value, of Insignia Systems, Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing.
The undersigned agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
Dated: November 16, 2020

AIR-T, INC. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Chief Executive Officer
GROVELAND CAPITAL LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
AO PARTNERS I, L.P. By: AO PARTNERS, LLC General Partner By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member

AO PARTNERS, LLC By: /s/ Nicholas J. Swenson Nicholas J. Swenson Managing Member
GLENHURST CO. By: /s/ Nicholas J. Swenson Nicholas J. Swenson Sole Owner
/s/ Nicholas J. Swenson Nicholas J. Swenson